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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549
                                  FORM N-17f-2

              Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                        Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:       Date examination completed:

811-172                                        03-08-04
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2. State identification Number:
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    AL          AK            AZ          AR               CA           CO
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    CT          DE            DC          FL               GA           HI
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    ID          IL            IN          IA               KS           KY
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    LA          ME            MD          MA               MI           MN
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    MS          MO            MT          NE               NV           NH
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    NJ          NM            NY          NC               ND           OH
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    OK          OR            PA          RI               SC           SD
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    TN          TX            UT          VT               VA           WA
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    WV          WI            WY          PUERTO RICO
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    Other (specify):
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3. Exact name of investment company as specified in registration statement:

    WINFIELD CAPITAL CORP.
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4. Address of principal executive office (number, street, city, state, zip code):

    237 MAMARONECK AVENUE, WHITE PLAINS, NY 10605
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.    All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                SEC2198(10-03)

SEC's Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company's securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C.ss.3507. Responses to this collection of information will not be kept confidential.

           [LOGO] Lazar Levine & Felix LLP
                  Certified Public Accountants & Business Consultants

                                www.lazarcpa.com

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders
  of Winfield Capital Corp.
(A Small Business Investment Company licensed by the U.S. Small Business Administration):

We have examined the investment accounts shown on the books and records of Winfield Capital Corp. for the period from November 21, 2003 to March 8, 2004. Our examination was made without prior notice to the Company. It is understood that this report is solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Securities owned as of the close of business on March 8, 2004 shown on the books and records audited by us, which we counted and inspected, were located in the vault of Chase Manhattan Bank, located at 191 Mamaroneck Avenue, White Plains, NY 10605.

Because the above procedures do not constitute an audit in accordance with auditing standards generally accepted in the United States of America, we do not express an opinion on the investment accounts referred to above. In connection with the procedures referred to above, no matters came to our attention that caused us to believe that the specified accounts should be adjusted. Had we performed additional procedures or had we audited the financial statements in accordance with auditing standards generally accepted in the United States of America, matters might have come to our attention that would have been reported to you. This report relates only to the investments specified above and does not extend to any financial statements of Winfield Capital Corp., taken as a whole.


                                                    /s/ Lazar Levine & Felix LLP
                                                    ----------------------------
                                                    Lazar Levine & Felix LLP

New York, New York
March 8, 2004

  350 Fifth Avenue - Suite 6820 - New York, NY 10118-0170 - Tel: 212-736-1900
                               Fax: 212-629-3219

                                 Other Offices:
        65 Madison Avenue - P.O. Box 2138 - Morristown, NJ 07962-2138 -
                      Tel: 973-267-1414 Fax: 973-326-9157

        629 Parsippany Road - Second Floor - Parsippany, NJ 07054-3701 -
                      Tel: 973-428-3200 Fax: 973-428-6868